O2MICRO INTERNATIONAL LIMITED

             (Incorporated in Cayman Islands with limited liability)
                                (Stock Code: 457)

                        2006 Interim Results Announcement

INTERIM RESULTS

The Board of Directors (the "Board") is pleased to announce the unaudited consolidated results of our Company and its subsidiaries (the "Group") for the six months ended June 30, 2006.

Six months ended June 30, 2005 and 2006

The following table summarizes historical results of operations as a percentage of net sales for the periods indicated:

                                                    Six months ended June 30,
                                                       2005              2006
                                                          %                 %

Consolidated Statement of Operations Data:
Net sales                                             100.0             100.0
Cost of sales                                          37.9              44.4
                                               ------------      ------------
Gross profit                                           62.1              55.6
Operating expenses:
 Research and development                              23.7              26.6
 Selling, general and administrative                   19.9              23.4
 Patent litigation                                     10.5               9.4
                                               ------------      ------------
 Total operating expenses                              54.1              59.4
                                               ------------      ------------
Income (loss) from operations                           8.0              (3.8)
Non-operating income - net                              2.5               1.4
Income tax expenses                                     0.1               0.2
                                               ------------      ------------
Net income (loss)                                      10.4              (2.6)
                                               ============      ============

The following table sets forth the breakdown of our net sales by product category for the periods indicated:

                                                    Six months ended June 30,
                                                       2005              2006
                                                   (US$000)          (US$000)

Integrated Circuits:
 Analog                                              37,612            46,454
 Mixed-signal                                         3,705             3,589
 Digital                                              7,540             6,996
Systems Security Solutions                                6                94
Licensed Intellectual Property                           50                 5
                                               ------------      ------------
Total                                                48,913            57,138
                                               ============      ============

UNAUDITED INTERIM RESULTS

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Per Share Amounts)

                                                          December 31,          June 30,
                                                                  2005              2006
                                                                             (Unaudited)
ASSETS

CURRENT ASSETS
 Cash and cash equivalents                                $     46,375      $     60,452
 Restricted cash                                                 5,605             2,621
 Short-term investments                                         55,653            23,903
 Accounts receivable, net                                       11,460            15,064
 Inventories                                                    15,943            14,853
 Prepaid expenses and other current assets                       6,665             7,409
                                                          ------------      ------------
Total current assets                                           141,701           124,302
                                                          ------------      ------------
LONG-TERM INVESTMENTS                                           16,898            20,397
                                                          ------------      ------------
LAND, PROPERTY AND
 EQUIPMENT, NET                                                 23,319            39,240
                                                          ------------      ------------
RESTRICTED ASSETS                                               14,492            14,514
                                                          ------------      ------------
OTHER ASSETS                                                     3,245             3,352
                                                          ------------      ------------
TOTAL                                                     $    199,655      $    201,805
                                                          ============      ============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES                                       $      5,760      $      9,370
 Notes and accounts payable                                      3,907             2,961
 Income tax payable
 Accrued expenses and
  other current liabilities                                     14,092            13,161
                                                          ------------      ------------
Total current liabilities                                       23,759            25,492
                                                          ------------      ------------

COMMITMENTS AND CONTINGENCIES (NOTE 7)

SHAREHOLDERS' EQUITY
 Preference shares at $0.00002 par value per share                  --                --
  Authorized - 250,000,000 shares
 Ordinary shares at $0.00002 par value per share
  Authorized - 4,750,000,000 shares
  Issued - 1,967,824,350 shares and                                 39                39
  1,952,446,750 shares as of
December 31, 2005, and June 30, 2006,
 respectively
  Treasury stock - 15,030,000 shares                            (3,296)             (104)
   and 695,000 shares as of
December 31, 2005, and June 30, 2006, respectively
 Additional paid-in capital                                    141,532           142,123
 Accumulated other comprehensive gain (loss)                    (1,118)              182
 Retained earnings                                              38,739            34,073
                                                          ------------      ------------
Total shareholders' equity                                     175,896           176,313
                                                          ------------      ------------
TOTAL                                                     $    199,655      $    201,805
                                                          ============      ============

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand U.S. Dollars, Except Per Share Amounts)

                                                     Six months ended June 30
                                                       2005              2006
                                                                  (Unaudited)

NET SALES                                      $     48,913      $     57,138

COST OF SALES                                        18,521            25,342
                                               ------------      ------------
GROSS PROFIT                                         30,392            31,796
                                               ------------      ------------
OPERATING EXPENSES
 Research and development (a)                        11,590            15,222
 Selling, general and administrative (a)              9,760            13,395
 Patent litigation                                    5,133             5,352
                                               ------------      ------------
Total operating expenses                             26,483            33,969
                                               ------------      ------------
INCOME (LOSS) FROM OPERATIONS                         3,909            (2,173)
                                               ------------      ------------
NON-OPERATING INCOME (EXPENSES)
 Interest income                                      1,292             1,869
 Impairment loss on long-term investments                --              (756)
 Foreign exchange gain (loss), net                     (138)              120
 Other, net                                              68              (419)
                                               ------------      ------------
Total non-operating income                            1,222               814
                                               ------------      ------------
INCOME (LOSS) BEFORE INCOME TAX                       5,131            (1,359)

INCOME TAX EXPENSE                                       62               122
                                               ------------      ------------
NET INCOME (LOSS)                                     5,069            (1,481)
                                               ------------      ------------
OTHER COMPREHENSIVE
 INCOME (LOSS)
  Translation adjustments on subsidiaries               168               335
  Unrealized gain (loss)
   on available-for-sale securities                    (300)              965
                                               ------------      ------------
Total other comprehensive income (loss)                (132)            1,300
                                               ------------      ------------
COMPREHENSIVE INCOME (LOSS)                    $      4,937      ($       181)
                                               ============      ============
EARNINGS (LOSS) PER SHARE:
 Basic                                         $     0.0026      ($    0.0008)
                                               ============      ============
 Diluted                                       $     0.0026                NA
                                               ============      ============

SHARES USED IN EARNINGS (LOSS)
 PER SHARE CALCULATION
  Basic (in thousands)                            1,958,849         1,962,866
                                               ============      ============
  Diluted(in thousands)                           1,984,033         1,984,955
                                               ============      ============
(a) INCLUDING STOCK-BASED
 COMPENSATION CHARGES
 AS FOLLOWS
  Research and development                     $         --      $        648
                                               ============      ============
  Selling, general and adminstrative           $         --      $        741
                                               ============      ============

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars Unless Otherwise Noted)

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements for the six months ended June 30, 2006 and the audited consolidated financial statements for the six months ended June 30, 2005 have been prepared by the Company, pursuant to Accounting Principles Board Opinion ("APB") No. 28, "Interim Financial Reporting", issued by Accounting Principles Board under generally accepted accounting principles in the United States of America ("USGAAP"). In management's opinion, the consolidated financial statements include all adjustments, consisting of normal recurring accruals necessary to fairly present the resulting operations for the indicated periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto, as set forth in the Company's Annual Report for the year ended December 31, 2005 as filed with U.S. Securities and Exchange Commission and the Stock Exchange of Hong Kong Limited (the "Annual Report").

2. STOCK-BASED COMPENSATION

Prior to January 1, 2006, the Company accounted for awards granted under APB No. 25, "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" for its employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payments," using the modified prospective application method. Under this transition method, compensation cost recognized for the six months ended June 30, 2006, includes the applicable amounts of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of, December 31, 2005 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in pro forma footnote disclosures), and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123(R)). Results for periods prior to January 1, 2006, have not been restated.

The following pro forma information, as required by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of the Financial Accounting Standards Board ("FASB") Statement No. 123," is presented for comparative purposes and illustrates the pro forma effect on income from continuing operations and related earnings per ordinary share for the six months ended June 30, 2005, as if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation for that period.

                                                               Six months ended
                                                                  June, 30 2005

Net income as reported (in thousands)                               $     5,069
Add: Stock-based compensation expense included
in net income, including tax expense of $0 for
the six months ended June 30, 2005                                           --
Deduct: Stock-based compensation expense
 determined under SFAS No. 123 including tax
 expense of $0 for the six months ended
 June 30, 2005                                                           (5,177)
                                                                    -----------
Pro forma net loss                                                  ($      108)
                                                                    ===========
Pro forma shares used in calculation
 - basic (in thousands)                                               1,958,849
                                                                    ===========
Pro forma loss per share - basic                                    ($   0.0001)
                                                                    ===========
Earnings per share - basic as reported                              $    0.0026
                                                                    ===========
Pro forma shares used in calculation
 - diluted (in thousands)                                             1,984,033
                                                                    ===========
Pro forma loss per share - diluted                                           NA
                                                                    ===========
Earnings per share - diluted as reported                            $    0.0026
                                                                    ===========

Diluted pro forma loss per share was not disclosed because the results were antidilutive.

3. LONG-TERM INVESTMENTS

In August 2004, the Company invested in CSMC's ordinary shares which are listed on the Stock Exchange of Hong Kong Limited at a purchase price of $4,547,000. As of June 30, 2006, the Company held 70,200,000 shares, which represent approximately 2.58% ownership of CSMC. The Company considered that the investment to be other-than-temporarily impaired at June 30, 2006 due to the fact that the stock price has been below the cost of HKD 0.50 per share for continuous 12 months and recognized an impairment loss of $756,000 based on the quoted market price of HKD 0.42 per share on June 30, 2006.

4. LAND, PROPERTY AND EQUIPMENT, NET

In April 2006, the Company purchased 29,935 square feet of land located in Hsin-Chu, Taiwan for a future facility. The total purchase price was approximately $8,848,000 (286,421,000 New Taiwan Dollar).

5. INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdictions where they are located, including those of United States of America, Taiwan, the PRC, Singapore, Korean, Japan, and Europe.

6. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using either the "as if converted" method for convertible preference shares or the treasury stock method for options and warrants.

A reconciliation of the numerator and denominator of basic and diluted earnings per share calculations is provided as follows:

                                                               Six Months Ended
                                                                       June 30,
                                                          2005             2006
                                                                    (Unaudited)

Net income (loss) (in thousands)                  $      5,069     ($     1,481)

Weighted average thousand shares
 outstanding - basic                                 1,958,849        1,962,866
Effect of dilutive securities:
 Options (in thousands)                                 25,184           22,089
                                                  ------------     ------------
Weighted average thousand shares
 outstanding - diluted                               1,984,033        1,984,955
                                                  ============     ============
Earnings (loss) per share - basic                 $     0.0026     ($    0.0008)
                                                  ============     ============
Earnings (loss) per share - diluted               $     0.0026               NA
                                                  ============     ============

The diluted loss per share is not disclosed for the six months ended June 30, 2006 as the result is antidilutive.

Certain antidilutive outstanding options were excluded from the computation of diluted EPS since their exercise prices exceeded the average market price of the ordinary shares during the period.

7. CONTINGENCIES

The Company is involved in a variety of litigation matters involving intellectual property. As of June 30, 2006, the Company has deposited an amount of New Taiwan dollars equivalent to approximately US$14.5 million with the Taiwan courts for court bonds, which was accounted for as restricted assets, in connection with those actions, other preliminary injunction actions and related provisional attachment actions.

The Company, as a normal course of business, is a party to various litigation matters, legal proceedings and claims. These actions may be in various jurisdictions, and may involve patent protection and/or patent infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company's financial position or its results of operations. As of June 30, 2006 no provision for any litigation has been provided.

8. SEGMENT INFORMATION

Net sales to unaffiliated customers by geographic region are based on the customer's ship-to location and were as follows:

                                                                 (In Thousands)
                                                               Six Months Ended
                                                                        June 30
                                                       2005                2006
                                                                    (Unaudited)

People's Republic of China                         $  27,727          $  40,000
Korea                                                  9,635              8,291
Taiwan                                                 8,485              4,151
Japan                                                  2,737              4,419
Others                                                   329                277
                                                   ---------          ---------
                                                   $  48,913          $  57,138
                                                   =========          =========

For the six months ended June 30, 2005 and 2006, no customer accounted for 10% or more of net revenues.

Long-lived assets consist of land, property and equipment and are based on the physical location of the assets at the end of each year, and were as follows:

                                                                 (In Thousands)
                                                  December 31,         June 30,
                                                          2005            2006
                                                                     (Unaudited)

Taiwan                                             $   7,795          $  21,569
U.S.A                                                  6,804              6,842
Singapore                                                274                379
People's Republic of China                             8,244             10,280
Others                                                   202                170
                                                   ---------          ---------
                                                   $  23,319          $  39,240
                                                   =========          =========

RE-PURCHASE OF LISTED SECURITIES

During the period under review, we repurchased an aggregate of 9,040,000 Shares on the following dates and at the following purchase prices:

                                                         Total         Purchase
                                                     Number of            Price
Date of Purchase                                        Shares        per Share

January 4, 2006                                         95,000           0.2000
January 12, 2006                                       500,000           0.2244
April 18, 2006                                       1,000,000           0.2126
May 11, 2006                                           500,000           0.1997
May 12, 2006                                         1,000,000           0.1940
May 18, 2006                                           500,000           0.1860
May 24, 2006                                           500,000           0.1787
May 31, 2006                                         1,500,000           0.1745
June 2, 2006                                           750,000           0.1787
June 6, 2006                                           500,000           0.1781
June 7, 2006                                           500,000           0.1721
June 13, 2006                                        1,000,000           0.1593
June 22, 2006                                          250,000           0.1588
June 27, 2006                                          445,000           0.1426
                                                    ----------
Total Number of Shares Repurchased in 2006
 (up to June 30, 2006)                               9,040,000
                                                    ==========

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the six months ended June 30, 2006, our net sales grew by US$8.2 million, which is 16.8% higher than the previous corresponding period. This increase in net sales was due primarily to higher unit shipments of our existing products, expansion of our customer base and the introduction of new products. We have continued to diversify our customer base and market focus by entering additional market segments in the consumer electronics, computer industrial and communications markets. Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

Operating expenses grew by US$7.5 million, which is 28.3% higher than the previous corresponding period as we continued our new product development efforts, expanded our operations and hired additional personnel.

Our net loss of US$1.5 million was a decrease in profitability of US$6.6 million from the previous corresponding period. We believe the net loss was primarily attributable to the lower gross margin due to different product mix, the higher operating expenses and an impairment loss on our investment in CSMC.

We utilize a fabless semiconductor business model, which means we focus on designing, developing and marketing products, while having these products manufactured by large independent semiconductor foundries. As a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third- party foundries. We place purchase orders for specific quantities of packaged semiconductor devices or wafers at set prices. We currently use third parties to test and assemble substantially all of our products, which reduces the capital we need to invest in these activities. However, we intend to bring some of the more critical semiconductor testing activities in-house to safeguard our proprietary technologies. We also use independent assembly suppliers for the production of our systems security solutions products.

We sell our products through a combination of direct sales offices, sales representatives and distributors. We have sales representatives in Hong Kong, Singapore, Taiwan, and the United States, as well as one distributor in Japan. In the six months ended June 30, 2006, we continued to experience increased sales to customers in China.

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment, including revenue that has been realized and earned. Sales through distributors are recognized when the distributors make a sale. Under certain conditions, customers may return defective products. Allowances for sales returns are provided on the basis of past experience. These provisions are deducted from sales.

CORPORATE GOVERNANCE

During the period under review, the Company has complied with the provisions of the Code of Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules, except that Sterling Du has been serving as the Chairman of the Board and as our chief executive officer since March 1997. The Board is of the opinion that Board decisions are collective decisions of all Directors made by way of voting and not decisions of the Chairman of the Board alone. There is a clear division of the responsibilities between the management of the Board and the day-to-day management of our business, which relies on the support of the senior management. As such, the management power of our Company is not concentrated in any one individual. In addition, as five of the eight members of the Board are non- executive Directors, the role of the Chairman of the Board, who is also the chief executive officer, is important as he can maintain a close communication channel between the Board and the day-to-day management.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including the review of the unaudited interim financials for the six months ended June 30, 2006.

FORWARD-LOOKING STATEMENTS

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. They include statements regarding O2Micro's future growth, expansion of O2Micro's product and patent portfolios, legal expenditures, litigation activity and other statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

                                                        By order of the Board
                                                              Sterling Du
                                                          Executive Director

Hong Kong, September 28, 2006
* For identification purposes only.
At the date of this announcement, Mr. Sterling Du, Mr. Chuan Chiung "Perry" Kuo and Mr. James Elvin Keim are executive directors of O2Micro whereas Mr. Michael Austin, Mr. Geok Ling Goh, Mr. Lawrence Lai-Fu Lin, Keisuke Yawata and Mr. Xiaolang Yan are independent non-executive directors.


Please also refer to the published version of this announcement in the standard.